EXHIBIT 99.1

Campus Crest Enters Into Definitive Agreements for Sale totaling $7.03 per share

- Total Transaction Valued at Approximately $1.9 billion -

- Harrison Street Real Estate Capital to pay $6.90 per share to Acquire Company -

- Sale of Montreal JV ownership interest for $0.13 per share -

- Transactions the Result of a Comprehensive Review Process -

- Delivers Compelling Value for Shareholders -

Charlotte, NC – October 16, 2015 – Campus Crest Communities, Inc. (NYSE: CCG) (the “Company” or “Campus Crest”), today announced that it has entered into a definitive merger agreement with affiliates of Harrison Street Real Estate Capital, LLC (“Harrison Street”) pursuant to which Harrison Street will acquire all issued and outstanding shares of common stock of Campus Crest in a transaction involving total estimated merger consideration of $7.03 per share, which amount includes net sale proceeds currently estimated to be valued at up to $0.13 per share (based on current exchange rates) from the separate sale of the Company’s ownership interest in its evo Montreal joint venture (“Montreal Sale”). Including the assumption or repayment of various indebtedness of Campus Crest, the overall transaction value is $1.9 billion. The merger agreement was unanimously approved by the Board of Directors of the Company.

Under the terms of the merger agreement, the final merger consideration will be determined following the closing of the Montreal Sale, currently expected to occur before October 30, 2015, pursuant to a sale agreement with the Company’s joint venture partner (the “Montreal Sale Agreement”). Assuming the Montreal Sale is consummated on the terms and conditions set forth in the Montreal Sale Agreement, the total per share consideration to be received by Campus Crest shareholders is estimated to be $7.03 per share, consisting of $6.90 per share in cash (the “Cash Consideration”), plus a pro-rata portion of the net proceeds from the Montreal Sale (the “Contingent Consideration”), currently estimated to be $0.13 per share based on current exchange rates.

The Cash Consideration and the Contingent Consideration could be considerably less if the Montreal Sale is not closed prior to the closing of the merger, or if the Company sells the Montreal joint venture interests on terms other than those currently provided for in the Montreal Sale Agreement. If the proceeds of the Montreal Sale are insufficient to fully satisfy the outstanding debt on the properties owned by the Montreal joint venture, then the Company would be obligated to contribute to the repayment of the deficiency in accordance with its outstanding guaranty of the debt, currently approximately CAD$56.0 million. In such event, the Cash Consideration per share would be reduced by a pro-rata portion of the amount necessary to discharge the guaranty.

If the Montreal Sale does not occur prior to the closing of the merger with Harrison Street, the merger agreement provides for the creation of a non-transferrable contingent value right (“CVR”) whereby shareholders will receive approximately $6.23 per share in cash at the closing of the merger (based upon current exchange rates) and one CVR per share. If the CVRs are issued, a representative of the shareholders will be authorized to conduct a sale of the Montreal joint venture and each CVR will represent a share of the net proceeds from the sale of the Montreal joint venture and release of the Company’s guaranty of the joint venture’s indebtedness. Though dependent upon the final sales price of Campus Crest’s interest in the evo Montreal properties, the Company currently estimates the value of the CVR at approximately $0.80 per share based on the expected sales price of the Montreal properties and current exchange rates. If the net proceeds from the sale of the Montreal properties are lower than expected or are not sufficient to pay off the guaranteed indebtedness, then the value of the CVR could be substantially less.

The total estimated consideration represents a 24% premium over the most recent closing stock price on October 16, 2015, and a 35% premium over the Company’s 60-day volume weighted average price.

Richard Kahlbaugh, Non-Executive Chairman of Campus Crest, said, “Beginning in October of 2014, our Board initiated an undertaking to simplify the business model, change executive management and maximize shareholder value through a comprehensive strategic review process. We are pleased to announce that after thoroughly analyzing numerous proposals, including a number of qualified potential buyers and a range of alternative transactions, the Board unanimously determined that this transaction is the best course of action in achieving our goal to maximize shareholder value. We are pleased that Harrison Street recognizes the value inherent in our portfolio of high-quality student housing properties.”

“As a significant owner of student housing assets, we are pleased to add these attractive properties to our portfolio. The need for high-quality off-campus housing continues to grow and we believe this sector has strong long-term fundamentals that will drive sustainable returns.” said Harrison Street co-founder, President and CEO Christopher Merrill.

Approvals and Anticipated Merger Closing

Although completion of the merger is contingent upon customary closing conditions, the transaction is not subject to a financing condition. The Company will convene a special meeting to seek the approval of Campus Crest shareholders. The transaction is currently anticipated to close during the first quarter of 2016.

In connection with the closing of the transaction, the parties intend that Campus Crest's $100,000,000 of 4.75% Senior Exchangeable Notes Series A Notes due 2018 will be repaid, and that Campus Crest’s $152,500,000 of 8.0% Series A Cumulative Redeemable Preferred Stock will be redeemed.

Moelis & Company LLC acted as financial advisor to Campus Crest and Kilpatrick Townsend & Stockton LLP is acting as the Company’s legal advisor. Raymond James and Associates, Inc. is acting as Harrison Street’s financial advisor and DLA Piper LLP (US) is acting as legal advisor to Harrison Street.

About Campus Crest Communities, Inc.

Campus Crest Communities, Inc. is a leading owner and manager of high-quality student housing properties located close to college campuses in targeted markets. It has ownership interests in 79 student housing properties with over 42,000 beds across North America. Additional information can be found on the Company's website at http://www.campuscrest.com.

About Harrison Street Real Estate Capital:

Harrison Street Real Estate Capital is a real estate private equity firm founded in 2005 by real estate veteran Christopher Merrill, Chris Galvin (former Chairman & CEO of Motorola) & Mike Galvin (former Assistant Secretary of the U.S. Commerce Department for Export Administration) that directly and through its affiliates, has approximately $8 billion in assets under management (AUM) through commingled funds and public securities products. The commingled funds focus exclusively on the Education, Healthcare and Storage segments of the US & European real estate markets. Since inception, the Firm has acquired or developed over $10 billion of real estate throughout 480 properties in 40 states including over 63,000 student housing beds, more than 14,000 senior housing units, over 5.9 million square feet of medical office space, and more than 92,000 self-storage units. For more information please visit www.harrisonst.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements, which include statements regarding the proposed merger between the Company and Harrison Street, may be identified by the inclusion of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal” and variations of such words and other similar expressions, and are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. These statements, as they relate to the Company or Harrison Street, the management of either such company or the proposed merger, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. The Company intends that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many factors, including the following, could cause actual results to differ materially from the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the purchase agreement for the Montreal Sale; the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the merger agreement; the inability to complete the proposed merger due to the failure to satisfy the conditions to the merger, including obtaining the approval of the Company’s shareholders, lender consents and other closing conditions more fully described in the merger agreement; risks that the proposed merger disrupts current plans and operations of the Company; potential difficulties in employee retention as a result of the proposed merger; the value of any CVRs which may be issued in connection with the merger; legislative, regulatory and economic developments; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Company’s relationships with colleges and universities, relationships with tenants, operating results and business generally, and other risks and uncertainties described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and in the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015 and in other documents filed with the Securities and Exchange Commission (“SEC”) by the Company. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. Except as required by law, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments. A more comprehensive discussion of risks, uncertainties, financial reporting restatements, and forward-looking statements may be seen in the Company’s Annual Report on Form 10-K and other periodic filings with the SEC.

Additional Information and Where to Find It

A full description of the terms of the merger and the merger agreement will be provided in the proxy statement that Campus Crest intends to file with the SEC to be used at its special meeting of shareholders in lieu of an annual meeting to approve the proposed transaction with Harrison Street. SHAREHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, CAMPUS CREST’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed merger. Shareholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Campus Crest, Investor Relations, 2100 Rexford Road, Suite 400, Charlotte, NC 28211, or at its website, www.campuscrest.com. The preliminary proxy statement and definitive proxy statement, once available, can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from shareholders of the Company in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of the Company in connection with the proposed Merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) as filed with the SEC on April 1, 2015 and Amendment No. 1 to the Form 10-K as filed with the SEC on August 25, 2015.

Contact:

Investor Relations

(704) 496-2500

Investor.Relations@CampusCrest.com

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